Mail Stop 3561

 					September 1, 2005



Mr. Donald E. Brandt
Executive Vice President and Chief Financial Officer
Arizona Public Service Company
400 North Fifth Street
P.O. Box 53999, M.S. 9042
Phoenix, AZ 85072-3999

	Re:	Arizona Public Service Company
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		Forms 10-Q for Fiscal Quarters Ended
		March 31, 2005 and June 30, 2005
		File No. 1-4473

Dear Mr. Brandt:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 3. Regulatory Matters, page 81
1. We note that the transfer of PWEC Dedicated Assets from
Pinnacle
West Energy to APS will result in a mandatory rate base
disallowance
of $150 million, which will be recognized as a one-time after-tax net
plant write-off of approximately $90 million in the period of transfer. Please tell us the governing accounting literature you relied upon in calculating the amount and timing of the charge.
If
you utilized SFAS 71, explain why SFAS 90 was not applicable. We further note that the "Bridge PPA," which would be in effect for 30 years should the transfer not be approved, allows for cost-based recovery of plant based on a rate base value of $700 million. As the book value of such assets is $850 and prices under the PPA reflect cost-of-service, please tell us what consideration you gave to applying regulatory accounting to the plant prior to actual transfer since the "Bridge PPA" effectively converted the plant into a regulated asset irrespective of FERC approval. On a related point, tell us whether you tested these assets for impairment prior to transfer, the results of such test, and the governing accounting literature used to test for impairment. Finally, tell us whether you will be earning a return on plant and whether such return is consistent with similar productive assets.

Note 8. Retirement Plans and Other Benefits, page 96

2. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Statements of Income, page 130
3. Note 17 discloses that Pinnacle West has three principal business segments, including the regulated electricity segment, the marketing and trading segment, and the real estate segment. Although APS also has regulated electricity and marketing and trading businesses, we note APS has no segment disclosures for marketing and trading. Please explain this disparity. In doing so, please describe in greater detail the nature of the APS marketing and trading activities, including whether they include bulk power sales to other electric utilities, and how such activities differ from those included in the Pinnacle West marketing and trading segment. In this regard a comparison of marketing and trading for Pinnacle West relative to APS, including whether the latter is a subset of the former, may be helpful to our understanding. If you consider APS` marketing and trading and regulated electricity businesses to be separate operating segments under paragraph 10 of SFAS 131, please explain how you determined it was appropriate to aggregate them for reporting purposes based on paragraphs 17-24 of SFAS 131. If you consider regulated electricity and marketing and trading businesses to be one operating segment, please explain your rationale under SFAS
131 for APS.  We may have further comment.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3849
with any other questions.

							Sincerely,


							Jim Allegretto
							Senior Assistant Chief
Accountant


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Mr. Brandt
Arizona Public Service Company
September 1, 2005
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